May 4, 2022

Attn: Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc.
Registration Statement on Form S-1 File March 24, 2022 File No. 333-263805

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 18, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, the Company has amended the Company’s registration statement, the Company respectfully submits the following responses to such comments:

1.

We are unable to agree with your response to prior comment 1. In this regard, we note your response that “the Company’s current management is currently management for Green Globe as well” and that: (1) it appears from pages 1 and 2 of the Agreement for Share Exchange filed as exhibit 10.1 that in May 2021 Green Globe issued shares of common stock to acquire 100% of the outstanding common shares of Hempacco; (2) it appears from page F-4 of the Form S-1 and from publicly available financial statements of Green Globe that Hempacco’s total revenue for the year ended December 31, 2021 represented 100% of Green Globe’s total revenue for the year ended December 31, 2021; and (3) it appears from the publicly available “Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines” of Green Globe that on March 22, 2021 “all the Directors and Officers of Issuer resigned and were replaced by new Directors and Officers selected by Hempacco Co., Inc.” As a result, it does not appear that you are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 as disclosed on page 6 since a registration statement for the initial public offering of Green Globe International, Inc. (formerly known as Apollo Holdings, Inc.) was declared effective in 2002. Please advise or revise accordingly.

Response: While the Company believes that Green Globe International, Inc. (“Green Globe”) is a distinct issuer from the Company, with a legal status, business plan, and operations separate and different from the Company’s, the registration statement has been revised to remove language stating that the Company is an emerging growth company.

2.

Please disclose, if applicable, whether you plan to use a portion of the net proceeds to repay amounts owed to your officers and directors. In this regard, we note the disclosure on page 50 that as of December 31, 2021, you: (1) owed $29,000 to UST Mexico; (2) owed $70,000 to Strategic Global Partners, Inc.; and (3) owed $63,404 to Cube 17, Inc.

Response: The Company does not plan to use any of the net offering proceeds to repay amounts owed its officers and directors, and additional disclosure to that effect has been added to the “Use of Proceeds” section of the registration statement.

3.

We note your responses to prior comments 1 and 5. Please expand the disclosure in this section to discuss in greater detail the corporate history and structure of the company, especially between the company and Green Globe International, Inc. For example:

•	Disclose the date on which the company acquired the majority of the voting capital stock of Green Globe, quantify the percentage of the total voting capital stock acquired, and the amount of the consideration paid to acquire the majority of the voting capital stock. In this regard, we note the information on page 2 of your letter dated March 21, 2022, such as the payment of $50,000 for voting control.
•	Identify, if practicable, the individual who had voting and investment control of the majority of common stock of the company and who had voting and investment control of the majority of the voting capital stock of Green Globe after the acquisition in March 2021.
•	Identify the members of the board of directors of the company and Green Globe after the acquisition in March 2021 and on May 21, 2021, the date of the Agreement for Share Exchange filed as exhibit 10.1. In this regard, we note the disclosure on page 44 that members of the board of the company have been members of the board of Green Globe since March 22, 2021 and that Mr. Piancone has served as a director of the company since inception.
•	Disclose the amount of the 9,917,532 shares of stock stock issued on May 21, 2021 to each of the officers and directors of the company and when Green Globe acquired all 18,395,532 outstanding shares of the company In this regard, we note the disclosure on pages 31 and 66 about 9,917,532 shares and 18,395,532 shares and the issuance of shares “[O]n or about May 21, 2021,” respectively.

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Response: We have revised the corporate history sections, as well as related party transaction section, to describe in greater detail the Green Globe transaction and related transactions as instructed.

4.

Please expand the disclosure on page 37 to discuss the material terms of the joint venture agreements. For example, we note the disclosure on page 37 about the agreements entered into in January 2022 does not mention the disclosure on pages F-19 and F-20 that “As an incentive to enter into this joint venture CCCC was awarded 100,000,000 Green Globe International warrants” and that the joint venture agreement “grants the right to Stick-It to purchase 100,000,000 five-year warrants of Green Global International, Inc. common stock at an exercise price of $0.01 per share,” respectively. Also, reconcile the reference on page F-20 to an exercise price of $0.01 per share with the reference on page 27 of Exhibit 10.8 to an exercise price of $0.0001 per share.

Response: Green Globe warrant issuance disclosure has been added where instructed, and the Company believes that the other material terms of the joint venture agreements have been included. The Company notes that the warrant form appended as Exhibit A to the joint venture agreement (such warrant form beginning on page 27 of Exhibit 10.8 as referenced by the Staff) includes a number of errors, including an incorrect $0.0001 per share exercise price, but that warrant form is what was attached to the joint venture agreement. The terms of the parties’ agreement with respect to the warrants are found in Section 4.09 of the joint venture agreement (page 11 of Exhibit 10.8), those terms specify that the exercise price for the warrants will be $0.01/share, and those specified terms supersede the form of warrant that was appended to the joint venture agreement. Furthermore, the actual warrant that was issued by Green Globe to StickIt reflect that $0.01/share exercise price.

5.

Please tell us, with a view to disclosure, the business reasons for awarding Green Globe warrants and for granting the right to purchase warrants of Green Globe instead of awarding Hempacco warrants and granting the right to purchase warrants of Hempacco. In this regard we note the disclosure about such warrants on pages F-19 and F-20 and the disclosure on page F-16 about an agreement with a sales agent on November 23, 2021 in which the sales agent was to be granted 100,000,000 warrants to purchase common stock of Green Globe International, Inc.

Response: Green Globe warrants were awarded to each of the counterparties as, at the time that each contract was negotiated, Hempacco had not announced any go-public plans, Green Globe’s shares of common stock was publicly traded, Hempacco’s common stock was not publicly traded, and the counterparties wanted “upside” in the form of the right to acquire Green Globe common stock.

6.

Please file as an exhibit the agreement entered into on November 23, 2021 mentioned on page F-16. Also, tell us, with a view to disclosure, whether you have entered into agreements that provide a framework for your ongoing relationship with Green Globe International, Inc.

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Response: The Company has filed the November 23, 2021, agreement as Exhibit 10.39. The Company has not entered into any agreements that provide a framework for its ongoing relationship with Green Globe, except that the Company has adopted a Code of Ethics and Business Conduct which addresses certain conflicts of interest.

7.	We note your response to prior comment 4. Please tell us the extent to which your analysis considered:

•	the amount of shares of common stock issued by the company “on or about May 21, 2021” per page 31 to your founders, officers and directors and their affiliates that were exchanged for shares of Green Globe;
•	the amount of shares of common stock held by the company’s founders, officers and directors and their affiliates compared to the total number of shares of common stock exchanged for shares of Green Globe;
•	the amount of time between (1) the issuance of shares “on or about May 21, 2021,” (2) the exchange of approximately 18.4 million shares of common stock of the company for approximately 70.3 billion shares of Green Globe per pages 1 and 2 of Exhibit 10.1, and (3) “[O]n or about May 21,2021, all the Company’s outstanding common shares…. were acquired by Green Globe;”
•	the similarity between the directors of your company and the directors of Green Globe between March 22, 2021 and May 21, 2021; and
•	the similarity, if any, between the controlling shareholder and the shareholder’s total voting power of the company and Green Globe prior to the exchange of common stock of the company for common stock of Green Globe in May 2021. In this regard, we note that the response to comment 4 and publicly available documents of Green Globe indicate that preferred stock of Green Globe acquired by the company for $50,000 in March 2021 represented 80% of all votes entitled to be voted at a meeting of shareholders of Green Globe.

Response: In light of the above considerations, and the Company’s counsel’s discussions with the Staff, the Company has revised the “Certain Relationships and Related Party Transactions” section to describe the Green Globe transaction and related transactions.

8.

Please revise the table on page 51 to include the directors and officers as of the most recent practicable date. For guidance, see Item 403(b) of Regulation S-K. For example, the table on page 51 does not appear to include the shares issued in December 2021 to Mr. Pearson mentioned on page 67. As another example, it is unclear whether the beneficial ownership of Dr. Titus and Mr. Halamuda mentioned on page 51 includes the issuance of shares in December 2021 to Dr. Titus and Mr. Halamuda mentioned on page 67.

Response: The table has been revised as instructed.

9.	Please revise the disclosure on page 51 to clearly identify each of the current board members of Green Globe International, Inc.

Response: The footnotes to the table on page 51 have been revised to identify the current executive officers and board members of Green Globe.

10.

We note your response to prior comment 8 and that you accounted for the transaction as a reverse acquisition. Tell us how you determined that reverse acquisition is appropriate given that GGII was a shell company and appears that it should have been accounted for as a reverse recapitalization.

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Response: The Company’s financial statements are the financial statements of Hempacco only, and disclosure otherwise has been removed from Note 1 to our financial statements. Green Globe is currently in the midst of an audit of its financial statements, and Hempacco’s share exchange transaction with Green Globe will be accounted for in the appropriate audited financial statements of, and in the proper reporting period for, Green Globe once those financial statements are finalized. The financial statements of Hempacco included in the Company’s registration statement do not reflect reverse acquisition or recapitalization treatment and are not affected by the share exchange transaction with Green Globe, since the financial statements in the registration statement are solely the financial statements of Hempacco.

11.	We also note that you have concluded that you, Hempacco, is the accounting acquirer. Tell us how you have reached that conclusion given the following factors:

•	you are majority owned by GGII, your directors and officers are those of your majority owner GGII.
•	how the board of directors of the combined entity is determined, and
•	the fact that the GGII had nominal operations and assets.
•	address your use of the term “parent company” to refer to GGII, as in a reverse acquisition, the management of the accounting acquirer generally takes over the combined business rather than remaining as two separate operating businesses as your disclosure indicates. You should clearly identify why after this reverse acquisition, there are still two surviving entities rather than one combined business.

Response: The Company’s financial statements are the financial statements of Hempacco only, and disclosure otherwise has been removed from Note 1 to our financial statements. Green Globe is currently in the midst of an audit of its financial statements, and Hempacco’s share exchange transaction with Green Globe will be accounted for in the appropriate audited financial statements of, and in the proper reporting period for, Green Globe once those financial statements are finalized. The financial statements of Hempacco included in the Company’s registration statement do not reflect reverse acquisition or recapitalization treatment and are not affected by the share exchange transaction with Green Globe, since the financial statements in the registration statement are solely the financial statements of Hempacco.

12.

We note that you fully consolidate your joint ventures ASC 810-10. As you own 50% of each of the joint ventures disclosed, it is unclear how you have determined that you have a controlling financial interest in these entities. For each joint venture you participate in, please address the following:

•	percentage ownership and accounting policy used for consolidation;
•	degree of significant influence;
•	demonstrate your control over each entity you fully consolidate and why accounting under ASC 323-30 is not applicable.

Response: The joint ventures have been consolidated as we essentially control the day-to-day operations of the joint ventures and are responsible for their funding and expenditures. The accounting policies within the financial statements with respect to the joint ventures have been updated to reflect the treatment of the joint ventures. As of December 31, 2021, the only joint venture that had transactions included in Hempacco’s financial statements was Hemp Hop Smokables, LLC. The other joint ventures had no financial transactions during the fiscal years ended December 31, 2021 or 2020.

Specific details regarding each joint venture are listed below:

Cali Vibes D8, LLC

•	Hempacco has a 25% profits interest but is required to provide 50% of required capital, and has a 50% vote for the company’s officers under the agreement.
•	However, in practice, Hempacco’s nominees are the sole management of the company currently, and the Hempacco provides day-to-day management of the company’s operations;
•	Hempacco is responsible for and maintains online, wholesale and retail sales and manufactures and handles distribution of all joint venture products; and
•	The Company has concluded that the joint venture company is a variable interest entity, and therefore full consolidation is appropriate instead of accounting for this joint venture under ASC 323-30.

Hemp Hop Smokables, LLC

•	Hempacco has 50% ownership, provides 100% of required capital, and is entitled to appoint, and has appointed, three of the five directors of the company;
•	Hempacco provides management of the company’s operations, maintains inventory and product distribution, and manufactures all joint venture products; and
•	The Company has concluded that the joint venture company is a variable interest entity, and therefore full consolidation is appropriate instead of accounting for this joint venture under ASC 323-30.

Cheech and Chong’s Hemp Company

•	Hempacco has 50% ownership, provides 100% of required capital, and is entitled to appoint, and has appointed, 50% of the directors of the company;
•

Hempacco’s CEO, Mr. Piancone, is the sole officer of the company, and Hempacco provides management of the company’s operations, maintains inventory and product distribution, and manufactures all joint venture products; and

•	The Company has concluded that the joint venture company is a variable interest entity, and therefore full consolidation is appropriate instead of accounting for this joint venture under ASC 323-30.

Stickit USA, Inc.

•	Hempacco has 50% ownership, provides 100% of required capital, and is entitled to appoint, and has appointed, 50% of the directors of the company;
•

Hempacco’s CEO, Mr. Piancone, is one of the co-CEO’s of the company, Hempacco in practice provides all day-to-day management of the company’s operations, Hempacco maintains inventory and product distribution and manufactures all joint venture products; and

•	The Company has concluded that the joint venture company is a variable interest entity, and therefore full consolidation is appropriate instead of accounting for this joint venture under ASC 323-30.

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer

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